Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of April 2007

Commission File Number 000-22731

Minera Andes Inc.

(Translation of registrant’s name into English)

111 E. Magnesium Road, Suite A

Spokane, Washington 99208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form  20-  F  ☐            Form  40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES ANNOUNCES THE SAN JOSE PROJECT INCREASES

SILVER AND GOLD RESERVES BY 71 PERCENT

SPOKANE, WA––April 10, 2007— Minera Andes Inc. (TSX: MAI and US OTC: MNEAF) is pleased to announce the results of the 2006 exploration program at the San José project in Santa Cruz province, southern Argentina, where production is scheduled to commence in the second quarter of this year. The San José project is operated by, Hochschild Mining plc (“Hochschild”) (HOC.L Reuters, HOC.LN Bloomberg, London Stock Exchange). Minera Andes has a 49% interest in the San José Project.

In 2006, a 21,241 meter drilling program increased silver and gold reserves by approximately 71% from the reserves announced in the news release of October 24, 2005. The highlights of the new reserve estimate from Hochschild and the expected initial mine production are as follows (all amounts are expressed in U.S. dollars, unless otherwise indicated):

•

Proven and probable mineral reserves at December 31, 2006 are: 1,958,430 tonnes (t) with an average grade of 7.2 g/t gold and 450 g/t silver (using a cutoff off grade of $75/t—using a price of $500/oz for gold and $8.50/oz for silver).

•	Gold contained: 453,348 ounces proven and probable reserves

•	Silver contained: 28,334,242 ounces proven and probable reserves

•	Forecast average gold production: 60,633 ounces per year

•	Forecast average silver production: 3,119,533 ounces per year

•	Initial production 750 t/day – with plant and infrastructure constructed to be upgraded to 1,500 t/day

•	Forecast average operating costs of: $200 per ounce of gold equivalent from October 2005 feasibility study

•	Mine life increased from 4.3 years to 6.8 years

•	Production: Scheduled start up second quarter 2007

Results of 2006 Drilling Program

The drilling completed on the San José mine at year end 2006 increased the project mine life by 58 percent from 4.3 years (as previously announced from the results of the feasibility study in October 2005) to 6.8 years. The new mineral reserves indicate an increase of approximately 71% in contained gold and silver and the mine now contains over 55 million silver equivalent ounces in the proven and probable categories (see reserve tables below). Inclusive of reserves the mineral resources (measured and indicated) on the property now total approximately 58.8 million silver equivalent ounces plus an additional 12.2 million silver equivalent ounces in the inferred category. This increase is primarily due to the addition of the Kospi vein to the reserve/resource category.

The Kospi vein is the first of the four new veins discovered on the property in the last 18 months to be drilled and placed into the reserve category. Sufficient drilling has not yet been done on the other veins to include them in the reserve category.

Allen Ambrose, president of Minera Andes, said “Even with the new drilling, less than 15% of the known 40 kilometers of the vein trends at San José have been drilled. The 21,241 meter drill program in 2006 increased the mine’s reserves by 71%. The joint venture is drilling 38,228 meters in 2007 to define new reserves and continue evaluating new targets. These factors are expected to allow an expansion of production at the project within a

Minera Andes Inc.	News Release 07-05 - Page 1

short period after mine start-up. With production expected to begin in the second quarter of 2007, it is an exciting time for Minera Andes. We are on the road to becoming a producing company. In a few short months, we expect to be an unhedged low cost silver producer in Argentina.”

San José Mine

The San José mine is in the final construction stages and scheduled to start up in the second quarter of this year. Approximately nine kilometers of underground workings have been developed at the mine along with the associated infrastructure. Completion of construction of the processing plant is underway, where the final product will be a silver/gold doré. This year mining will begin at the Huevos Verdes and Frea veins. All of the personnel have been hired for the mine and the processing plant personnel are currently being hired. During construction approximately 700 people are working at the site and when construction is complete the mine will be staffed by approximately 450 personnel.

Mineral Resources, Reserves

The new San José mineral resource and reserve estimates, mine life, and mining rates, disclosed herein are from a report provided by our joint venture partner Hochschild which have been reported according to JORC code and use JORC categories that are recognized under Section 7.1(b) of NI 43-101. Minera Andes will have its independent qualified persons review the disclosure made herein and will have an independent technical report prepared and filed as soon as practicable. Investors should consider this in their investment decisions.

At December 31, 2006 total unaudited measured and indicated resources at the San José Project were 480,197 ounces of gold and 29.9 million ounces of silver, contained in 1.8 million tonnes grading 8.36 g/t gold and 522 g/t silver. An additional 99,015 ounces of gold and 5.9 million ounces of silver, in 317,824 tonnes, grading 9.69 g/t gold and 576 g/t silver are classified as inferred resources. The cutoff grade used to calculate the resources is $45/t (using a price of $500 for gold and $8.50 for silver).

Mineral Resources – Measured and Indicated*

Area Resources (12/31/06)	Grades		Classified Resource			Contained Ounces
	Au (g/t)	Ag (g/t)	Total Resource (t)	Measured (t)	Indicated (t)	Gold (oz)	Silver (oz)	Silver equivalent (oz)
HUEVOS VERDES	7.47	551	563,266	216,026	347,240	135,277	9,978,292	18,094,912
FREA	10.29	417	609,338	82,448	526,890	201,588	8,169,310	20,264,590
KOSPI	7.25	601	613,975	—	613,975	143,113	11,863,592	20,450,372
Total Project Oct. 21, 2005	9.32	494	1,097,000	167,000	930,000	327,153	17,343,200	36,972,380
Total Project	8.36	522	1,786,579	298,473	1,488,106	480,197	29,983,584	58,795,404
Percentage change			+63			+47	+73	+59

*	Note: Contains 100 percent of the resources, Minera Andes ownership of the project is 49%. Resources are inclusive of reserves. Silver/gold equivalency 1oz Au = 60 oz Ag.

At December 31, 2006 the unaudited proven and probable mineral reserves, based on an overall cutoff off grade of $75/t (using a price of $500/oz for gold and $8.50/oz for silver), are 1.96 million tonnes at 7.2 g/t gold and 450 g/t silver, containing 453,348 ounces of gold and 28,334,242 ounces of silver. The reserves also take into account marginal blocks of ore located on the periphery of higher grade zones. The cutoff grade for these blocks was $45/t. The marginal cutoff grade was defined by the value of ore, which meets the variable costs, but not the fixed costs. A 15% unplanned dilution and a 5% mining loss are used in the calculation for the October 21, 2005 reserves and a 12% unplanned dilution and 2% mining loss has been used in the December 31, 2006 reserve calculations.

Minera Andes Inc.	News Release 07-05 - Page 2

Mineral Reserves—Proven and Probable*

Area Reserves (12/31/06)	Grades		Classified Reserve			Contained Ounces
	Au (g/t)	Ag (g/t)	Total Reserve (t)	Proven (t)	Probable (t)	Gold (oz)	Silver (oz)	Silver Equivalent (oz)
HUEVOS VERDES	6.26	464	604,797	224,016	380,781	121,724	9,022,329	16,325,769
FREA	9.14	367	657,145	76,354	580,791	193,108	7,753,867	19,340,347
KOSPI	6.22	515	696,490	—	696,490	139,282	11,532,227	19,889,147
Total Project Oct. 21, 2005	7.7	406	1,160,859	174,241	986,626	288,094	15,229,380	32,515,020
Total Project	7.2	450	1,958,430	300,370	1,658,062	453,348	28,334,242	55,535,122
Percentage change			+69			+57	+86	+71

*Note:	Contains 100 percent of the reserves, Minera Andes ownership of the project is 49%. Silver/gold equivalency 1oz Au = 60 oz Ag.

The resource and reserve estimates are based on 11 trenches, 382 core holes, 32 reverse circulation holes and 1,975 samples taken from underground workings constructed at Huevos Verdes, Frea, and Kospi. The nominal spacing in both zones is 35 meters along strike (horizontally) and 50 meters vertically and 50 meters by 50 meters at Kospi.

The following summarizes the key assumptions, parameters and methods used in the Resource and Reserve estimates:

•

Gold assays were cut to 120 g/t, 20 g/t, 80 g/t and 100 g/t at Huevos Verdes South, Central, North and Frea, and 30 g/t at Kospi, respectively. Silver assays were cut to 10,000 g/t, 1,000 g/t, 8,000 g/t and 4,000 g/t at Huevos Verdes South, Central, North and Frea, and 3,500 g/t at Kospi, respectively.

•

Density was assigned as an average to the three principal mineralized zones, Huevos Verdes, Frea, and Kospi. The values used for the estimate are 2.595 t/m3 for Huevos Verdes, 2.611 t/m3 for Frea and 2.62 t/m3 for Kospi.

•	The geological model for both Huevos Verdes and Frea zones was developed using a series of northeast oriented sections spaced approximately 10 meters to 50 meters apart.

•	Assays were composited to full vein-width interval.

•	The estimation is done using Ordinary Kriging coupled with oriented search ellipses.

•	Block grades were estimated based on interpretation of geological parameters logged in drill holes.

•	Included in the resource estimate are 1,791 samples taken from the underground workings at 2 meter intervals.

Allen V. Ambrose, Minera Andes’ president of company, who is an appropriately qualified person as defined by National Instrument 43-101, has reviewed the reports and data used in this news release.

The San José project is held by Minera Santa Cruz SA, the joint venture corporation co-owned by Minera Andes (49%) and project operator Hochschild (51%). Hochschild has over forty years experience in the exploration, evaluation and extraction of precious metal epithermal vein deposits in South America. In addition, Hochschild has extensive experience in underground mining and operates three underground epithermal vein mines located in southern Peru that are geologically similar to the San José project.

Warrant Exercise Incentive Program

In another matter, the Corporation is also pleased to announce that it received gross proceeds of Cdn$3.9 million through the early exercise of 6,006,758 warrants, under the incentive program for the early exercise of three series of common share purchase warrants of the Corporation announced December 27, 2006.

Minera Andres Inc.	News Release 07-05 - Page 3

The early exercise incentive program pertains to three private placements listed in the table below. Notices regarding the early exercise incentive were delivered to holders of the affected private placements advising the holders of the incentive exercise program. Holders of these warrants had until 5:00 p.m. (Toronto time) on March 19, 2007 to exercise their warrants to receive the incentive. The following table set forth the number of warrants exercised pursuant to the early incentive program, the funds received and the number of warrants still outstanding:

Warrant price (Cdn$)	Expiry date	Number of warrants exercised	Value of warrants exercised under incentive program (Cdn$)	Number of warrants still outstanding after early exercise
0.50	11/13/2008	851,500	$425,750	878,725
0.55	12/1/2007	935,714	514,643	—
0.70	3/22/2010	4,219,544	2,953,680	2,012,409
Total		6,006,758	$3,894,073	2,891,134

Under the incentive program, a total of 600,673 New Warrants were issued to those warrant holders taking part in the early exercise incentive. Each New Warrant entitles to holder to acquire a common share of the Corporation at the price of Cdn$1.75 per share until September 19, 2008. The New Warrants and common shares issuable upon exercise of the New Warrants will be subject to a four-month and one-day hold period.

For those warrant holders who did not take part in the incentive early exercise incentive program, the existing warrants held will continue to be exercisable for common shares under the original terms of the private placement. However, the holder will not be entitled to receive any new incentive warrants.

Minera Andes is a gold, silver and copper exploration company working in Argentina. The Corporation holds about 440,000 acres of mineral exploration land in Argentina including the co-owned San José silver/gold mine under construction for production and cash flow by mid-2007. Minera Andes is also exploring the Los Azules copper project in San Juan province, where drilling is underway to define a resource. Other exploration properties, primarily gold and silver, are being evaluated in southern Argentina. The Corporation presently has 163,276,173 issued and outstanding shares.

This news is submitted by Allen V. Ambrose, President and Director of Minera Andes Inc.

For further information, please contact: Art Johnson at the Spokane office, or Krister A. Kottmeier, investor relations – Canada, at the Vancouver office. Visit our Web site: www.minandes.com.

Spokane Office	Vancouver Office
111 East Magnesium Road; Ste. A	911-470 Granville Street
Spokane, WA 99208 USA	Vancouver, B.C. V6C 1V5
Phone: (509) 921-7322	Phone: (604) 689-7017; 877-689-7018
E-mail: info@minandes.com	E-mail: ircanada@minandes.com

Caution Concerning Forward-Looking Statements:

This press release contains certain “forward-looking statements”, including, but not limited to, the statements regarding the Company’s strategic plans, evolution of mineral resources and reserves, work programs, development plans and exploration budgets at the Company’s San José Project. The forward-looking statements express, as at the date of this press release, the Company’s plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, environmental risks and hazards, uncertainty as to calculation of mineral reserves and other risks. In addition, Minera Andes’ joint venture partner, Hochschild Mining plc., does not accept responsibility for the use of project data or the adequacy or accuracy of this release.

Cautionary Note to U.S. Investors:

The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits with “mineral reserves” that a company can economically and legally extract or produce. We use certain terms in this press release, such as “mineral resources”, that the SEC guidelines strictly prohibit us from including in our filings with the SEC.

Minera Andres Inc.	News Release 07-05 - Page 4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINERA ANDES INC.

	By:	/s/ Allen V. Ambrose
Allen V. Ambrose, President

Dated: April 10, 2007